United States securities and exchange commission logo





                              June 5, 2020

       Erik T. Hoover, Esq.
       Senior Vice President & General Counsel
       Nutrition & Biosciences, Inc.
       c/o DuPont de Nemours, Inc.
       974 Centre Road, Building 730
       Wilmington, Delaware 19805

                                                        Re: Nutrition &
Biosciences, Inc.
                                                            Registration
Statement on Form S-4 and Registration Statement on Form S-1
                                                            Filed May 7, 2020
                                                            File No. 333-238089

       Dear Mr. Hoover:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 and Registration Statement on Form
S-1

       Explanatory Note, page 1

   1. Please advise us in your response letter under what circumstances the filing persons would not elect to offer all
shares of N&B common stock for exchange in the Exchange Offer.

       Opinions of IFF's Financial Advisors, page 47

   2. In an appropriate location, please disclose why the IFF board retained two financial advisors to render
fairness opinions. In this regard, please clarify whether there were any material differences in
the scope of the engagements or in the instructions given to each of the IFF financial
advisors.
 Erik T. Hoover, Esq.
FirstName LastNameErikInc.Hoover, Esq.
Nutrition & Biosciences, T.
Comapany NameNutrition & Biosciences, Inc.
June 5, 2020
Page 2
June 5, 2020 Page 2
FirstName LastName
3. We note that the opinion of each IFF financial advisor is dated December 15, 2019.
         Given the passage of time, please include risk factor disclosure discussing any material risks arising from investors' potential reliance on these opinions in evaluating the proposed transactions, or advise us why you would not consider such disclosure to be material.
Risk Factors, page 56

4. We note the public statements by senior management of IFF around the time of the announcement of the proposed transactions that IFF may conduct an equity offering after the consummation of the transactions in order to reduce the debt of the combined companies. Please revise to include appropriate disclosure regarding any known equity offering, including risk factor disclosure regarding any potential dilution from such an offering. Please also clarify the extent to which the restrictions described in the last risk factor on page 58 would restrict IFF's ability to raise equity in the two years following the
         Distribution.
The Distribution could result in significant tax liability..., page 59

5. Please revise this risk factor to briefly define the term "Spinco Tainting Act" and to clarify the actions of N&B and IFF that would require those parties to indemnify DuPont. Please expand your discussion of DuPont's potential tax liability and IFF's indemnification, by way of example or otherwise, to provide investors with adequate information to evaluate the magnitude of this risk.
The combined company's business, financial condition and results of operations..., page 66

6. We note your disclosure that some contracts that DuPont or its subsidiaries are a party to on behalf of the N&B Business require consents of third parties to assign them to N&B in connection with the Transactions and there can be no assurance that DuPont, N&B or IFF will be able to obtain those consents or enter into new agreements with respect to those contracts if consents are not obtained. Please describe any material contracts for which consents may not be obtained and disclose with more specificity how not obtaining consents for those contracts would materially impact the business and financial conditions of the combined companies.
The combined company will have a substantial amount of indebtedness following the
Transactions..., page 68

7. Please expand your risk factor to discuss, as applicable, risks associated with IFF carrying high amounts of debt such as downward pressure on IFF's stock price and compliance with the step downs in the leverage ratios described in the first paragraph on page 260.
         Additionally, please discuss the risks attendant to deleveraging IFF following the
         Transactions, such as such actions may limit amounts available for dividends or share repurchases.
 Erik T. Hoover, Esq.
FirstName LastNameErikInc.Hoover, Esq.
Nutrition & Biosciences, T.
Comapany NameNutrition & Biosciences, Inc.
June 5, 2020
Page 3
June 5, 2020 Page 3
FirstName LastName
Cautionary Statement Concerning Forward-Looking Statements, page 90

8. We note the disclosure in the first sentence of the first paragraph on page 90. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer.
         See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act
         and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and
         Schedule 13E-3 Compliance and Disclosure Interpretations (January 26,
2009) available
         at www.sec.gov. Please revise the disclosure and refrain from referring to such safe harbor provisions in any future communications relating to the exchange offer.

Conditions to Consummation of the Exchange Offer, page 106

9. We note the disclosure in the second to last paragraph on page 107 relating to the offeror's failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the offeror fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the offeror decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). For example, refer to the conditions on page 107 referring to (i) the yet-to-be-enumerated percentage decline in the Dow Jones
         Industrial Average or the S&P 500 Index, (ii) the existence or continuation of a national or regional calamity (in light of recent events) or (iii) a material deterioration of such conditions. Depending on the materiality of the waived condition and the number of days remaining in the offer, the offeror may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the offeror should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the offeror's understanding on both points in your response letter.

Directors and Officers of IFF Before and After the Transactions, page 112

10. Please ensure that you have included the information required by Form S-4 Item 18(a)(7)
         for each person who will serve as a director or an executive officer of IFF after the consummation of the transactions and file any consents as required by Securities Act Rule
         438.
DuPont Dividend Policy, page 124

11. Please disclose if DuPont expects to maintain its current dividend after the Separation and completion of the Merger. If any known changes in DuPont's dividend would be material to an investment decision with respect to the Exchange Offer, please add
 Erik T. Hoover, Esq.
FirstName LastNameErikInc.Hoover, Esq.
Nutrition & Biosciences, T.
Comapany NameNutrition & Biosciences, Inc.
June 5, 2020
June 5, 2020 Page 4
Page 4
FirstName LastName
         appropriate disclosure under "Questions and Answers about the Exchange Offer."
         Additionally, under an appropriate heading, disclose any conflicts of interest DuPont may have with respect to encouraging participation in the Exchange Offer, e.g., if material, to reduce its shareholder base.
Unaudited Condensed Combined Pro Forma Information of IFF and the N&B Business, page
129

12. We note you have determined that IFF is the legal and accounting acquirer and that it will own 44.6% of the combined company. Further, the combined company's board of directors has seven members from IFF and six from DuPont until 2022. Finally, the combined company's CEO will be IFF's chairman and CEO, but the other members of the management team have not been set. Please provide us with a detailed analysis of how you determined that the transaction qualifies as a reverse merger with IFF being the accounting acquirer, including specific references to the all of the guidance in ASC 805-
         10-55-10 to 55-15.
Note 6. Estimated Preliminary Purchase Consideration, page 140

13. Please tell us and revise the filing to disclose how you determined the 6.3 million shares issuable upon conversion of the TEU included in the calculation of IFF's fully diluted common stock.
Critical Accounting Estimates
Goodwill, page 162

14. Please provide the following disclosures for each reporting unit that is at risk of failing the quantitative goodwill impairment test:

           The percentage by which fair value exceeded carrying value as of the date of the most recent test;
           The amount of goodwill allocated to the reporting unit; and A discussion of the degree of uncertainty associated with the key assumptions, including
         specifics to the extent possible.

         If you have determined that the estimated fair value substantially exceeds the carrying value of your reporting units, please disclose such determination. Refer to Item
         303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350.
Background of the Transactions, page 172

15. The disclosure in this section indicates DuPont had financial advisors, but we note that
         DuPont did not obtain a fairness opinion regarding the proposed Merger. Please revise the disclosure in this section to explain how the DuPont board determined that the Merger is fair to, and in the best interests, of DuPont and its shareholders. Please expand the risk factors to describe the risks of DuPont not obtaining a fairness opinion.
 Erik T. Hoover, Esq.
FirstName LastNameErikInc.Hoover, Esq.
Nutrition & Biosciences, T.
Comapany NameNutrition & Biosciences, Inc.
June 5, 2020
Page 5
June 5, 2020 Page 5
FirstName LastName
16. We note the disclosure in the third paragraph on page 174 that from September 10 through
         September 15, 2019 process letters were delivered to counterparties, including IFF, that had expressed interest regarding a transaction involving the N&B Business and that the process letter outlined the procedures for submitting a non-binding proposal, specifically requesting that parties submit a non-binding proposal for a strategic combination with the
         N&B Business by way of a Reverse Morris Trust transaction that included a pre-
         transaction dividend to DuPont. Please revise to disclose whether this transaction structure resulted in disqualifying any potential counterparties.
17. Refer to the disclosure in the fourth paragraph on page 175. Please disclose the material terms of the non-binding proposal for the N&B Business received from each of Party A and Party B.
18. Refer to the disclosure in the fifth paragraph on page 175. Please expand your disclosure to discuss the reasons DuPont management did not recommend proceeding to the next step in the process with Party B and the board's consideration of that recommendation.
         We also note the disclosure in the seventh paragraph on page 175 that around October 11,
         2019, representatives of DuPont informed Party B that it would not advance into the second round. Provide additional details regarding DuPont's reasons for not advancing
         Party B into the second round. Disclose whether DuPont or Party B indicated any interest in reinitiating the discussions at a future date.
19. Refer to the disclosure in the fifth paragraph on page 177. Please disclose the material terms of the revised proposal from Party B referred to in that paragraph.
20. Refer to the disclosure in the last paragraph starting on page 177. Please disclose the material terms of the proposal received from each of Party A and Party B and the relative ownership ratio of the combined company implied by the valuation in IFF's proposal.
21. Refer to the disclosure in the second paragraph on page 178. Please expand your disclosure to discuss whether the DuPont board viewed the proposal from Party B as inferior to the proposals from Party A and IFF and if so, the material reasons for such view.
22. Refer to the disclosure in the sixth paragraph on page 178. Please disclose the relative ownership ratio of the combined company implied by the valuation in IFF's revised proposal referred to in this paragraph.
23. Refer to the disclosure in the third paragraph on page 179. Please disclose the material terms of the revised proposal from Party B referred to in that paragraph.
24. Refer to the disclosure in the last paragraph starting on page 182. Please revise to clarify what consideration the DuPont board gave to the final proposed offer from Party B and the material reasons why that offer was not accepted. Please also revise to disclose the material "key factors" that led the DuPont board to believe that the IFF offer was superior to the offer from Party A.
 Erik T. Hoover, Esq.
Nutrition & Biosciences, Inc.
June 5, 2020
Page 6
Opinion of Greenhill & Co., LLC, page 186

25. Please include the disclosure required by Item 1015(b)(2) and (3) with respect to
         Greenhill. Refer to Form S-4 Item 4(b).
Regulatory Approvals, page 220

26. We note your disclosure in the last paragraph of this section that completion of the merger is subject to further regulatory approvals. Please update your disclosure for any material remaining regulatory approvals that need to be obtained.
Representations and Warranties, page 225

27. We note your disclosure that none of the representations and warranties contained in the
         Merger Agreement will survive the effective time of the Merger. We note also your disclosure on page 255 concerning limitations of warranty with respect to assets being transferred to N&B contained in the Separation Agreement. Please include appropriate risk factor disclosure.
U.S. Federal Income Tax Consequences of the Transactions, page 291

28. Please revise the "Treatment of the Distribution" and "Treatment of the Mergers" sections to more clearly indicate that the material tax consequences disclosed in these sections are the opinion of tax counsel. For example, the disclosure in these sections appear to assume the tax consequences of the transactions that will be contained in the Tax Opinion, but it is not clear that counsel has set forth its opinions as to tax consequences. For further guidance, please refer to Staff Legal Bulletin No. 19.
Note 24 - Segment Information, page F-47

29. Please revise to remove the Operating EBITDA sub-total you present on page F-49 as this sub-total is not contemplated in ASC 280-10-50-30(b). Further, the amount appear to be a non-GAAP financial measure which Item 10(e)(1)(ii)(C) of Regulation S-K prohibits you from presenting in your financial statements notes.
Exhibit 99.8, page II-5

30. We note that the consent is limited to the initial filing of the registration statement. Please file an updated consent as appropriate.
Exhibit Index, page II-5

31. With respect to your reference to Item 601(b)(2) of Regulation S-K in your last footnote,
FirstName LastNameErik T. Hoover, Esq.
       please tell us if you are redacting information from any of your exhibits. If you are
Comapany NameNutrition & Biosciences, Inc.
       relying on Item 601(a)(5) to omit schedules (or similar attachments) to your exhibits,
June 5,pleasePage 6 as appropriate.
        2020 revise
FirstName LastName
 Erik T. Hoover, Esq.
FirstName LastNameErikInc.Hoover, Esq.
Nutrition & Biosciences, T.
Comapany NameNutrition & Biosciences, Inc.
June 5, 2020
Page 7
June 5, 2020 Page 7
FirstName LastName
General

32. It is our understanding that the Exchange Offer will be conducted in reliance on the global relief provided in the CBS Corporation no-action letter (September 26, 2017). To extent that compliance with certain elements of the letter are not readily apparent from disclosure included in the prospectus/offer to exchange, please confirm the Exchange Offer will comply with such elements. For example, please refer to the fourth, sixth and ninth bullet points of the staff's response to the CBS Corporation letter and confirm:

              that the filing persons will publish any change in the Pricing Mechanism as well as the final exchange ratio (including an announcement whether the upper limit to the exchange ratio is in effect) either in Securities Act Rule 425 filing or in a prospectus, as appropriate, and also include a press release announcing the same in an amendment to the Schedule TO to be filed in connection with the Exchange Offer.

              DuPont's view that the trading prices for IFF common stock are an appropriate proxy for the price of N&B common stock.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar at (202) 551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Christine Westbrook at (202) 551-5019 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of Life
Sciences
cc:      Brandon Van Dyke, Esq.